EXHIBIT 99.1

Amarc to Present at the Kinvestor Mining & Energy Virtual Conference 2025

VANCOUVER, BC / ACCESS Newswire / February 10, 2025 / Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV:AHR)(OTCQB:AXREF) is pleased to announce that President and CEO, Dr. Diane Nicolson, will present at the virtual Kinvestor Mining & Energy Conference 2025 (KME25) on February 12, 2025 at 12 pm pacific time.

In January 2025, Amarc released initial drill results, announcing the discovery of a new, high grade, gold-rich porphyry copper-gold-silver AuRORA Deposit in the JOY Copper-Gold District in north-central British Columbia (“BC”) in January 2025 (see Amarc January 17 and 20, 2025 releases).

To hear more about the exciting new AuRORA discovery (and more), register today (details below):

Date: February 12, 2025

Presentation Time: 12:00pm PT / 3:00pm ET

Presenter: Dr. Diane Nicolson, President & CEO

Register at:

https://us06web.zoom.us/webinar/register/7017363579123/WN_MGkHLEv4RQqYP9InbEAGIA

In 2024, Amarc successfully completed programs at its BC JOY, DUKE and IKE Copper-Gold (“Cu-Au”) Districts. Some $23 million was spent on 29,000 m of drilling and extensive geophysical, geochemical and geological surveys (see Amarc November 20, 2024 release), including:

•	Some 16,883 m of core drilling in 40 drill holes tested eight targets at the JOY District, including the PINE Deposit, the Canyon discovery and the Twins, and Northwest Gossan (“NWG”) deposit targets. The new high grade AuRORA discovery was made in the NWG area at JOY.

•	A two-phase program was completed at the DUKE District, including 4,828 m in nine holes, further defining Cu-Mo mineralization in the central portion of the DUKE Deposit as well as identifying potentially important volumes of additional mineralization to the south and north of the main Deposit and 5,815 m in 19 holes, testing District Cu-Au targets across the DUKE District.

•	Nine holes testing the potential of the higher grade historical Empress Cu-Au Deposit at its IKE Cu-Au District.

Results from programs across all Districts are planned for release in Q1 2025.

About Kinvestor and the KME25 Conference

In today’s rapidly evolving economic and environmental landscape, the mining and energy sectors are at the forefront of critical global shifts. From driving the energy transition through renewable initiatives and critical mineral extraction to addressing supply chain challenges and geopolitical influences, these industries play a pivotal role in shaping a sustainable future. This conference empowers investors to navigate these changes, identify emerging opportunities, and make informed decisions in a dynamic market.

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KME25 is a premier virtual conference showcasing innovative small and mid-cap public companies within the mining and energy sectors, hosted by Arlen Hansen, host of The Kinvestor Report. KME25 will feature a dynamic roundtable panel, ‘Resources in a Time of Transition,’ where top industry experts will explore how political shifts, economic policies, and global tensions are redefining the future of mining, energy, and commodities. Kinvestor’s virtual conferences offer presenting companies a unique opportunity to showcase their latest developments and engage in a live Q&A-style dialogue with attendees.

At Kinvestor, we create powerful opportunities for investors to connect with both established and up-and-coming public companies in the mining, technology, and energy sectors on a free to join virtual platform. Kinvestor is powered by Kin Communications Inc, a full-service investor relations agency with over 14 years of experience across multiple industries. Our goal is to foster long-term relationships with investors, thought leaders and the media through our virtual conferences and interview series The Kinvestor Report. For more information visit kinvestor.net.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned JOY, DUKE and IKE porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure - including power, highways and rail.

Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc has completed self-funded drilling at its higher-grade Empress Deposit in the IKE District. Additional drill results from core holes at JOY, as well as those completed in 2024 at DUKE and IKE are being compiled for release in Q1 2025. Amarc is the operator of all programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits - such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE, DUKE and AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

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Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

SOURCE: Amarc Resources Ltd.

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